February 7, 2019

Mr. Chong Khooi You
Chief Executive Officer
Bioplus Life Corp.
No 9 & 10, Jalan P4/8B, Bandar Teknologi Kajang
43500 Semenyih, Selangor D.E.
Malaysia

       Re: Bioplus Life Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 29, 2019
           File No. 333-226885

Dear Mr. Chong Khooi You:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2018 letter.

Registration Statement on Form S-1 as amended January 29, 2019

Certain Relationships and Related Transactions, page 29

1. We note your response to comment 8. However, it appears that your agreements with Mr.
       Chong Khooi You are material and should be filed as exhibits pursuant to Item
       601(b)(10)(ii)(A) of Regulation S-K. Please file these agreements or advise.
12. Income Taxes, page F-12

2. We have reviewed the changes made to Note 12 in response to comment 6 but do not believe they addressed the matters raised in our prior comment. Please revise Note 12 to include the following disclosures:
 Mr. Chong Khooi You
Bioplus Life Corp.
February 7, 2019
Page 2


          Include a reconciliation of your statutory tax rate to your effective tax rate for all periods presented as required by ASC 740-10-50-12.

          Disclose the amounts and related expiration dates of your operating loss carryforwards as required by ASC 740-10-50-3.

      Also, the income tax provisions disclosed in Note 12 for the nine month periods ended
      September 30, 2018 and 2017 do not agree to the amounts reflected in your statements of operations for these periods. Please reconcile and revise these amounts.
Exhibit 5.1 - Legal Opinion, page 31

3. We note your response to comment 9 and we reissue it. Please also have counsel opine that the 4,409,000 shares being offered by the Selling Shareholder "are" duly and validly issued, duly authorized, fully paid and non-assessable. For guidance, see
Section II.B.2.h
      of Staff Legal Bulletin No. 19 (CF), which is available on our website.
       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,

FirstName LastNameMr. Chong Khooi You                         Division of
Corporation Finance
                                                              Office of
Beverages, Apparel and
Comapany NameBioplus Life Corp.
                                                              Mining
February 7, 2019 Page 2
cc:       Carl Ranno
FirstName LastName